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Milan

Robert S. Littlepage

Accountant Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Beasley Broadcast Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2018
Filed February 19, 2019
File No. 000-29253

Dear Mr. Littlepage:

We hereby respond on behalf of Beasley Broadcast Group, Inc. (the “Company”) to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s comment letter dated April 2, 2019 to the above referenced Annual Report on Form 10-K (the “2018 10-K”). The Company has filed this letter (tagged correspondence) via EDGAR. For your convenience, the comment is set out immediately preceding the corresponding response. Please note that where the context requires, the term “Company” means Beasley Broadcast Group, Inc. and its consolidated subsidiaries.

Form 10-K for the Fiscal Year Ended December 31, 2018

Financial Statements

(5) FCC Broadcasting Licenses, page 40

1.

We note in the asset exchange disclosed in Note 3, the assets given up included the FCC broadcasting license. Please explain to us why the rollforward schedule of the FCC Broadcasting Licenses balance in Note 5 does not reflect the loss of a license in the asset exchange.

April 12, 2019

Response:

On November 1, 2017, the Company entered into an asset exchange agreement with CBS Radio Stations, Inc., Entercom Boston, LLC, and The Entercom Divestiture Trust under which the Company agreed to exchange all of the assets used or useful in the operations of WMJX-FM (the “Disposal Group”) in Boston, MA for all of the assets used or useful in the operations of WBZ-FM in Boston, MA (the “Asset Exchange”). As of November 1, 2017, the Company determined that the Disposal Group met the initial criteria for classification as held for sale in accordance with Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 360-10-45-9. However, as the criteria in ASC 360-10-45-9 were met after the balance sheet date of September 30, 2017 but before the financial statements were issued on November 6, 2017 the Company continued to classify the Disposal Group as held and used in those financial statements in accordance with ASC 360-10-45-13. Please refer to Note 10 to the condensed consolidated financial statements included in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017, filed with the Commission on November 6, 2017.

On December 19, 2017, the Company completed the Asset Exchange. Please refer to the “Asset Exchange” subsection of Note 3 to the consolidated financial statements included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed with the Commission on February 20, 2018 (the “2017 10-K”). In accordance with ASC 360-10-45-14 and ASC 205-20-45-10, the Disposal Group, including the FCC broadcasting license for WMJX-FM with a carrying value of $24,759,640, was reclassified to assets held for sale in the balance sheet as of December 31, 2016. Please refer to the summary of assets held for sale as of December 31, 2016 in the “Asset Exchange” subsection of Note 3 to the consolidated financial statements included in the 2017 10-K.

Due to the reclassification of the FCC broadcasting license for WMJX-FM from FCC Broadcasting Licenses to assets held for sale in 2016, the loss of the FCC broadcasting license for WMJX-FM was reflected in the FCC broadcasting license rollforward schedule for the year ended December 31, 2016. Please refer to the “Assets held for sale reclassification” in the FCC broadcasting licenses rollforward schedule in Note 5 to the consolidated financial statements included in the 2017 10-K.

Therefore, because the loss of the FCC broadcasting license for WMJX-FM was reflected in the FCC broadcasting license rollforward schedule for the year ended December 31, 2016, it was not reflected in Note 5 to the consolidated financial statements included in the 2018 10-K, as that rollforward schedule only reflects changes that occurred in the years ended December 31, 2017 and 2018.

*    *    *    *    *

April 12, 2019

If you have any questions or comments with regard to these responses or other matters, please call the undersigned at (202) 637-2332.

Very truly yours,

/s/ Brian D. Miller
Brian D. Miller of LATHAM & WATKINS LLP

cc:    Caroline Beasley, Chief Executive Officer

        Beasley Broadcast Group, Inc.

Marie Tedesco, Chief Financial Officer

        Beasley Broadcast Group, Inc.